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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            NOONEY REALTY TRUST, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    655379105
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    08/26/97
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP Number 655379105

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
           KelCor, Inc.
           43-1620514

(2)     Check the Appropriate Box                      (a)      X
                                                              -----
          if a Member of a Group*                      (b)    _____

(3)     SEC Use Only

(4)     Source of funds
          WC**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)             _____

(6)      Citizenship or Place of Organization
           Missouri

           Number of shares                (7)     Sole Voting Power
           beneficially owned                        None
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                     41,113

                                           (9)     Sole Dispositive Power
                                                     None

                                           (10)    Shared Dispositive Power
                                                     41,113

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              41,113

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                      ______

(13)     Percent of Class Represented by Amount in  Row (11)
          4.74%

(14)     Type of Reporting Person*
            CO

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.


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CUSIP Number 655379105

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
           David L. Johnson
           ###-##-####

(2)     Check the Appropriate Box                      (a)      X
                                                              -----
          if a Member of a Group*                      (b)    _____

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)             _____

(6)      Citizenship or Place of Organization
           United States

           Number of shares           (7)     Sole Voting Power
           beneficially owned                    None
           by each reporting
           person with:               (8)     Shared Voting Power
                                                 80,682

                                      (9)     Sole Dispositive Power
                                                 None

                                      (10)    Shared Dispositive Power
                                                 80,682

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              80,682

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                      ______
(13)     Percent of Class Represented by Amount in  Row (11)
          9.31%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.


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CUSIP Number 655379105

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
           Sandra L. Castetter
           ###-##-####

(2)     Check the Appropriate Box                      (a)      X
                                                              -----
          if a Member of a Group*                      (b)    _____

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)             _____

(6)      Citizenship or Place of Organization
           United States

           Number of shares      (7)     Sole Voting Power
           beneficially owned              None
           by each reporting
           person with:          (8)     Shared Voting Power
                                            80,682

                                 (9)     Sole Dispositive Power
                                            None

                                 (10)    Shared Dispositive Power
                                            80,682

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              80,682

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                      _____

(13)     Percent of Class Represented by Amount in  Row (11)
          9.31%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.


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CUSIP Number 655379105

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
           Daniel W. Pishny
           ###-##-####

(2)     Check the Appropriate Box                      (a)       X
                                                              ------
          if a Member of a Group*                      (b)    ______

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)             ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares          (7)     Sole Voting Power
           beneficially owned                 4,100
           by each reporting
           person with:              (8)     Shared Voting Power
                                               None

                                     (9)     Sole Dispositive Power
                                                4,100

                                     (10)    Shared Dispositive Power
                                                None

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              4,100

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                      ______

(13)     Percent of Class Represented by Amount in  Row (11)
          0.47%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.


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CUSIP Number 655379105

(1)     Name of Reporting Person

         John W. Alvey

(2)     Check the Appropriate Box                      (a)       X
                                                              ------
          if a Member of a Group*                      (b)    ______

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)             ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares          (7)     Sole Voting Power
           beneficially owned                     18,000
           by each reporting
           person with:               (8)     Shared Voting Power
                                                   ----

                                      (9)     Sole Dispositive Power
                                                   18,000

                                     (10)    Shared Dispositive Power
                                                   ----

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              18,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                      ______

(13)     Percent of Class Represented by Amount in  Row (11)
          2.08%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.


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                             INTRODUCTORY STATEMENT

         This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to the common stock, par value $1.00 per share (the "Securities"), of Nooney Realty Trust, Inc., a Missouri corporation ("Nooney"), whose principal executive offices are located at 7701 Forsyth Boulevard, St. Louis, Missouri 63105. Amendment No. 3 amends the Schedule 13D filed by the Shareholder Committee To Increase Shareholder Value At Nooney Realty Trust, Inc., with the Securities and Exchange Commission on August 25, 1997, as amended September 5, 1997, and September 24, 1997 to add the additional information set forth herein.

         Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the original report on
Schedule 13D, and the amendments thereto.

Item 3. Source and Amount of Funds or Other Consideration. --Add the following:

         With respect to the 18,000 shares of the Securities acquired by Mr. Alvey, which are reported in Item 5(c) and which were purchased through a broker on a margin account, $90,000 of the funds used to fund the margin account to purchase such shares were obtained by Mr. Alvey from a demand loan by Mr. Johnson at an interest rate of 7% on an unsecured and unrestricted basis.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to
                  Securities of the Issuer.  --Add the following:

         Mr. Johnson plans to offer loans of up to $5,000 each to seven (7) employees of corporations in which Mr. Johnson is a principal shareholder with the requirement that such employees purchase shares of the Securities. Mr. Johnson will have no security interest in, voting power over or investment power with respect to such shares. Mr. Johnson intends to forgive 20% of the loan each year that such employees continue to be employed by corporations in which Mr. Johnson is a principal shareholder as a bonus for continuing their employment.

Item 7.     Exhibits.

         99.1     Joint Filing Agreement




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         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


KELCOR, INC., a Missouri corporation

By:  /s/ David L. Johnson                            Date:  February 3, 1998
   -----------------------------------------
         David L. Johnson
         Vice President

/s/ David L. Johnson                                 Date:  February 3, 1998
-----------------------------------------
David L. Johnson



/s/ Sandra L. Castetter                              Date:  February 3, 1998
-----------------------------------------
Sandra L. Castetter


/s/Daniel W. Pishny                                  Date:  February 3, 1998
-----------------------------------------
Daniel W. Pishny


/s/John W. Alvey                                     Date:  February 3, 1998
-----------------------------------------
John W. Alvey




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                                  EXHIBIT INDEX


         99.1     Joint Filing Agreement




                                        9